UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No.2

                    Under the Securities Exchange Act of 1934

                                  m-Wise, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $.0017 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    554042101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 12, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DEP Technology Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            13,599,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,599,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,599,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 2 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            13,599,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,599,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,599,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 3 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            13,599,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,599,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,599,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*)This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 4 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            13,599,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,599,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,599,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 5 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            13,599,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,599,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,599,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 6 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            13,599,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,599,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,599,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 7 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            13,599,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,599,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,599,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 8 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            13,599,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,599,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,599,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 9 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            13,599,417 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,599,417 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,599,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                              Page 10 of 22 pages

This Amendment No. 2 on Schedule 13D/A (the "Amendment") amends the Statement on
Schedule 13D previously filed with the Securities and Exchange Commission by DEP Technology Holdings Ltd. ("DEP"), Elron Electronic Industries Ltd. ("Elron"), Discount Investment Corporation ("DIC"), IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, "the Reporting Persons") (the "Statement") with respect to the common stock, par value $.0017 per share (the "Common Stock"), of M-Wise, Inc (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Common Stock as a result of the sale by DEP from March 13, 2007 through June 12, 2007, of an aggregate of 1,420,000 shares of Common Stock in a series of transactions on the open market.

The following amends and supplements Items 2 and 5 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

As of June 12, 2007:

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DEP, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of June 12, 2007, DEP beneficially owns an aggregate of 13,599,417 shares, or 9.6%, of the Common Stock, including an aggregate of 5,263,158 shares of Common Stock which it has the right to acquire upon exercise of the warrant as described in the Statement. This number was calculated based on 136,523,990 shares of the Common Stock outstanding as reported in the Issuer's FORM 10-QSB under Section 13 or 15(d) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission on May 15, 2007. Elron beneficially owns all shares held by DEP as a result of DEP being a wholly owned subsidiary of Elron.

Each of DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, these shares of Common Stock. Each of these Reporting Persons disclaims beneficial ownership of all the shares of Common Stock held by DEP.

None of the Reporting Persons purchased, and except as set forth in this Amendment, none of the Reporting Persons sold, any shares of Common Stock during the 60 days prior to June 12, 2007.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and DEP did not own, as of June 12, 2007, any shares of Common Stock (including Common Stock that may be acquired pursuant to options or rights to purchase such Common Stock from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any shares of Common Stock during the last 60 days prior to June 12, 2007.


                              Page 11 of 22 pages

From March 13, 2007 through June 12, 2007, DEP sold an aggregate of 1,420,000 shares of Common Stock in a series of transactions in the open market for a total consideration, before broker commissions, of $227,516.88, the details of which are set forth in Appendix 1 hereto.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No.2 of the Statement is true, complete and correct.

Date: June 21, 2007  DEP TECHNOLOGY HOLDINGS LTD.
                     ELRON ELECTRONIC INDUSTRIES LTD.
                     DISCOUNT INVESTMENT CORPORATION LTD.
                     IDB DEVELOPMENT CORPORATION LTD.
                     IDB HOLDING CORPORATION LTD.
                     NOCHI DANKNER
                     SHELLY BERGMAN
                     RUTH MANOR
                     AVRAHAM LIVNAT

                     BY:  DISCOUNT INVESTMENT CORPORATION LTD.

                                  (signed)
                     BY: ______________________________
                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Amendment No. 1 of the Statement as Exhibits 1 through 8.


                              Page 12 of 22 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       o f
                          DEP TECHNOLOGY HOLDINGS LTD.
                              (as of June 12, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                   POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                                   --------                     ----------------------------
Doron Birger                                     Director                     President & Chief Executive Officer of
3 Azrieli Center, The Triangular Tower                                        Elron Electronic Industries Ltd.
42nd floor, Tel-Aviv 67023, Israel

Rinat Remler                                     Director                     Vice President, Chief Financial Officer
3 Azrieli Center, The Triangular Tower                                        of Elron Electronic Industries Ltd.
42nd floor, Tel-Aviv
67023, Israel

Moshe Fourier                                    Vice President & Chief       Vice President & Chief Technology Officer
3 Azrieli Center, The Triangular Tower           Technology Officer           of Elron Electronic Industries Ltd.
42nd floor, Tel-Aviv 67023, Israel

Paul Weinberg                                    Director                     General Counsel & Corporate Secretary
3 Azrieli Center, The Triangular Tower                                        of Elron Electronic Industries Ltd.
42nd floor, Tel-Aviv 67023, Israel

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                      o f
                        ELRON ELECTRONIC INDUSTRIES LTD.
                             (as of June 12, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                   POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                                   --------                     ----------------------------
Arie Mientkavich                                 Chairman of the Board of     Chairman of Elron; Deputy Chairman of  Gazit
3 Azrieli Center, The Triangular Tower,          Directors                    Globe Ltd and Chairman of Gazit Globe Israel
42nd floor, Tel-Aviv 67023, Israel                                            (Development) Ltd

Ami Erel                                         Director                     President & Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower,                                       Chief Executive Officer of NetVision Ltd.
44th floor, Tel-Aviv 67023, Israel

Avraham Asheri                                   Director                     Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                                Director                     Professor - Department of Electrical Engineering,
6 Sweden Street,                                                              Tel Aviv University.
Petah Tikva 49317, Israel

Yaacov Goldman                                   External Director            Director of companies
39 Nachlieli Street,
Hod Hasharon 45355, Israel

                              Page 13 of 22 pages

Prof. Gabriel Barbash                            Director                     Director General of the Tel Aviv
14 Zisman Street,                                                             Sourasky Medical Center.
Ramat Gan 52521, Israel

Nochi Dankner                                    Director                     Chairman and Chief Executive Officer
3 Azrieli Center, The Triangular Tower,                                       of IDB Holding; Chairman of IDB Development,
44th floor, Tel-Aviv 67023, Israel                                            DIC and Clal Industries and Investments Ltd.;
                                                                              Director of companies.

Avi Fischer                                      Director                     Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,                                       Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                            Officer of Clal Industries and Investments Ltd.

Shay Livnat                                      Director                     President of Zoe Holdings Ltd.
26 Shalva Street,
Herzlia Pituach 46705, Israel

Dori Manor (*)                                   Director                     Chief Executive Officer of companies in the motor
18 Hareches Street,                                                           vehicle sector of the David Lubinski Ltd. group.
Savion 56538, Israel

Ari Bronshtein                                   Director                     Vice President of DIC
3 Azrieli Center, The Triangular
Tower, 44th floor, Tel-Aviv
67023, Israel

Arie Ovadia                                      Director                     Advisor and Director of companies
Harav Amiel 10,
Tel Aviv, 62223, Israel

Amos Shapira                                     Director                     Chief Executive Officer of Cellcom Israel Ltd.
Hagavish Street
Industrial Zone, Poleg, Netanya
42140, Israel

Tida Shamir                                      Director                     Attorney
3a Jabotinsky Street
Ramat Gan 52520

Doron Birger                                     President and Chief          President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower,          Executive Officer
42nd floor, Tel-Aviv 67023, Israel

Moshe Fourier                                    Vice President and Chief     Vice President and Chief Technology Officer of Elron.
3 Azrieli Center, The Triangular Tower,          Technology Officer
42nd floor, Tel-Aviv 67023, Israel

Rinat Remler                                     Vice President, Chief        Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower,          Financial Officer
42nd floor, Tel-Aviv 67023, Israel

Assaf Topaz                                      Vice President               Vice President of Elron.
3 Azrieli Center, The Triangular Tower,
42nd floor, Tel-Aviv 67023, Israel

Yair Cohen                                       Vice President               Vice President of Elron
3 Azrieli Center, The Triangular Tower,
42nd floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================

                              Page 14 of 22 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       o f
                      Discount Investment Corporation Ltd.
                              (as of June 12, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                   POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                                   --------                     ----------------------------
Nochi Dankner                                    Chairman of the              Chairman and Chief Executive Officer of IDB Holding;
3 Azrieli Center, The Triangular Tower,          Board of Directors           Chairman of IDB Development, DIC and Clal Industries
44th floor, Tel-Aviv 67023, Israel                                            and Investments Ltd.; Director of companies.

Zehava Dankner                                   Director                     Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                                      Israel Council.

Zvi Livnat                                       Director                     Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,                                       Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                            Officer of Clal Industries and Investments Ltd.

Avi Fischer                                      Director                     Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,                                       Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                            Officer of Clal Industries and Investments Ltd.

Refael Bisker                                    Director                     Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                   Director                     Director of UKI Investments.
17 High field Gardens, London W11 9HD,
United Kingdom

Shaul Ben-Zeev                                   Director                     Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                     Director                     Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv
67023, Israel

Gideon Lahav                                     Director                     Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208,
Israel

Moshe Arad                                       External Director            Director of companies.
14 Shay Agnon Street, Jerusalem 92586,
Israel

Gideon Dover                                     External Director            Chief Executive Officer and director of Dover Medical
11 Hamaalot Street, Herzlia B 46583,                                          and Scientific Equipment Ltd.
Israel

Prof. Niv Ahituv                                 External Director            Professor at the Faculty of Management in the
33 Drezner Street, Tel Aviv 69496, Israel                                     Tel Aviv University.

Isaac Manor (*)                                  Director                     Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                                      of the David Lubinski Ltd. group.


                              Page 15 of 22 pages

Dori Manor (*)                                   Director                     Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                                      vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                  Director                     Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                         President and Chief          President and Chief Executive Officer of DIC; Chief
3 Azrieli Center, The Triangular Tower,          Executive Officer            Executive Officer of Netvision Ltd.
44th floor, Tel-Aviv 67023, Israel

Oren Lieder                                      Senior Vice President and    Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower,          Chief Financial Officer      of DIC.
44th floor, Tel-Aviv
67023, Israel

Raanan Cohen                                     Vice President               Vice President of DIC ; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower,                                       Koor Industries Ltd.
44th floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                   Vice President               Vice President of DIC.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv
67023, Israel

Michel Dahan                                     Vice President and           Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower,          Comptroller
44th floor, Tel-Aviv
67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                              (as of June 12, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                   POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                                   --------                     ----------------------------

Nochi Dankner                                    Chairman of the Board of     Chairman and Chief Executive Officer of IDB Holding;
3 Azrieli Center, The Triangular Tower,          Directors                    Chairman of IDB Development, DIC and Clal Industries
44th floor, Tel-Aviv 67023, Israel                                            and Investments Ltd.; Director of companies.

Zehava Dankner                                   Director                     Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                                      Israel Council.

Avi Fischer                                      Deputy Chairman of the       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,          Board of Directors           Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                            Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                       Deputy Chairman of the       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,          Board of Directors           Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                            Officer of Clal Industries and Investments Ltd.

Refael Bisker                                    Director                     Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv
67023, Israel


                              Page 16 of 22 pages

Jacob Schimmel                                   Director                     Director of UKI Investments.
17 High field Gardens, London W11 9HD,
United Kingdom

Shay Livnat                                      Director                     President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach
46705, Israel

Eliahu Cohen                                     Director and Chief           Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower           Executive Officer
44th floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                  Director                     Chairman of companies in the motor vehicle sector of
26 Hagderot Street, Savion 56526, Israel                                      the David Lubinski Ltd. group.

Dori Manor (*)                                   Director                     Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                                      vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                               Director                     Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345,
Israel

Amos Malka                                       External Director            Deputy Chairman of Elul group of companies.
18 Nahal Soreq Street, Modi'in 71700, Israel

Dr. Yoram Margalyot                              External Director            Senior lecturer (expert on tax laws) at the Faculty
16 Ha'efroni Street, Raanana 43724, Israel                                    of Law in the Tel Aviv University.

Irit Izakson                                     Director                     Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                      Senior Executive Vice        Senior Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower,          President                    Chairman of Clal Tourism Ltd.
44th floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                                Executive Vice President     Executive Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower,          and Chief Financial          of IDB Development; Chief Financial Officer of
44th floor, Tel-Aviv 67023, Israel               Officer                      IDB Holding.

Ari Raved                                        Vice President               Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv
67023, Israel

Haim Gavrieli                                    Executive Vice President     Executive Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv
67023, Israel

Haim Tabouch                                     Vice President and           Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower,          Comptroller                  Comptroller of IDB Holding.
44th floor, Tel-Aviv
67023, Israel

Inbal Tzion                                      Vice President and           Vice President and Corporate Secretary of IDB
3 Azrieli Center, The Triangular Tower,          Corporate Secretary          Development; Corporate Secretary of IDB Holding.
44th floor, Tel-Aviv
67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================

                              Page 17 of 22 pages

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                              (as of June 12, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                   POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                                   --------                     ----------------------------
Nochi Dankner                                    Chairman of the Board of     Chairman and Chief Executive Officer of IDB Holding;
3 Azrieli Center, The Triangular Tower,          Directors and Chief          Chairman of IDB Development, DIC and Clal Industries
44th floor, Tel-Aviv 67023, Israel               Executive Officer            and Investments Ltd.; Director of companies.

Isaac Manor (*)                                  Deputy Chairman of the       Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel         Board of Directors           of the David Lubinski Ltd. group.

Arie Mientkavich                                 Vice Chairman of the Board   Chairman of Elron;  Deputy Chairman of Gazit-Globe
14 Betzalel Street,                              of Directors                 Ltd.; Chairman of Gazit-Globe Israel (Development)
Jerusalem 94591, Israel                                                       Ltd.

Zehava Dankner                                   Director                     Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                                      Israel Council.

Lior Hannes                                      Director                     Executive Vice President of IDB Development; Chairman
3 Azrieli Center, The Triangular Tower,                                       of Clal Tourism Ltd.
44th floor, Tel-Aviv
67023, Israel

Refael Bisker                                    Director                     Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv
67023, Israel

Jacob Schimmel                                   Director                     Director of UKI Investments.
17 High field Gardens, London W11 9HD,
United Kingdom

Shaul Ben-Zeev                                   Director                     Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                     Director                     Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv
67023, Israel

Dori Manor (*)                                   Director                     Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                                      vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                     Director                     Attorney.
14 Aluf Simchoni Street, Jerusalem
92504, Israel

Shmuel Lachman                                   External Director            Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                     External Director            Chief Executive Officer of Beit Kranot Trust Ltd.
12 Harofeh Street, Ahuza, Haifa
34366, Israel

                              Page 18 of 22 pages

Zvi Livnat                                       Director and Executive       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,          Vice President               Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                            Officer of Clal Industries and Investments Ltd.


Avi Fischer                                      Executive Vice President     Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,                                       Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv                                                          Officer of Clal Industries and Investments Ltd.
67023, Israel

Dr. Eyal Solganik                                Chief Financial Officer      Chief Financial Officer of IDB Holding; Executive Vice
3 Azrieli Center, The Triangular Tower,                                       President and Chief Financial Officer of IDB
44th floor, Tel-Aviv                                                          Development.
67023, Israel

Haim Tabouch                                     Comptroller                  Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower,                                       Comptroller of IDB Development.
44th floor, Tel-Aviv
67023, Israel

(*)  Dual citizen of Israel and France.


                              Page 19 of 22 pages

Appendix 1

  TRADE DATE         QUANTITY        PRICE
  ----------         --------        -----

March 13, 2007         5,000        0.1700
                      10,000        0.1700
                      10,000        0.1750
                       5,000        0.1750
March 14, 2007        15,600        0.1650
                       9,400        0.1650
                      10,000        0.1600
                      15,000        0.1600
March 19, 2007         5,000        0.1600
March 20, 2007        15,000        0.1600
March 21, 2007        15,000        0.1610
                      15,000        0.1620
                      15,000        0.1640
                      15,000        0.1600
March 23, 2007        10,000        0.1650
                      10,000        0.1650
                      10,000        0.1650
                      10,000        0.1650
                      10,000        0.1650
                       5,000        0.1650
                      15,000        0.1650
                      10,000        0.1650
                      10,000        0.1650
                      10,000        0.1650
March 26, 2007        30,000        0.1600
 April 3, 2007        20,000        0.1600
                      20,000        0.1600
                      20,000        0.1650
                      20,000        0.1700
                      20,000        0.1600
 April 5, 2007         5,000        0.1600
April 16, 2007        20,000        0.1600
                       5,000        0.1600
                       4,500        0.1620
                      10,000        0.1610
                       5,000        0.1610
                      10,000        0.1610
                      15,000        0.1600
                      15,000        0.1600
                      25,000        0.1600
                       5,000        0.1610
                       5,000        0.1610
                       5,000        0.1610
                       6,700        0.1600
                      10,000        0.1600
                       8,300        0.1600
                      25,000        0.1600
April 17, 2007        20,000        0.1630
                       5,000        0.1630
                      10,000        0.1630
                      15,000        0.1630


                               Page 20 of 22 pages

 TRADE DATE          QUANTITY        PRICE
 ----------          --------        -----

                       5,000        0.1630
                      20,000        0.1630
                      15,000        0.1630
                      10,000        0.1630
                       5,000        0.1640
                       5,500        0.1640
                       5,000        0.1640
                       9,500        0.1640
                      24,500        0.1650
                         500        0.1650
                      20,000        0.1650
                       5,000        0.1650
                      25,000        0.1650
                      10,000        0.1650
                      15,000        0.1650
                      10,000        0.1640
                      10,000        0.1640
                       5,000        0.1640
                      20,000        0.1650
                       5,000        0.1650
                       5,000        0.1650
April 18, 2007        25,000        0.1640
                       7,500        0.1650
                         500        0.1600
                       5,000        0.1600
                      20,000        0.1600
                      25,000        0.1600
                      25,000        0.1600
                      25,000        0.1600
April 19, 2007        25,000        0.1620
                      17,500        0.1600
                      20,000        0.1610
                       5,000        0.1610
                      25,000        0.1630
                      25,000        0.1640
                      10,000        0.1650
                      15,000        0.1650
                       5,000        0.1660
                      10,000        0.1660
April 20, 2007        25,000        0.1600
                      25,000        0.1600
                      25,000        0.1620
April 23, 2007        22,000        0.1610
                      13,000        0.1610
                       5,000        0.1610
                      20,000        0.1610
                      25,000        0.1600
April 26, 2007        20,000        0.1600
 June 5, 2007         10,000        0.1300
 June 7, 2007         10,000        0.1300
                      10,000        0.1300
                      10,000        0.1300
 June 8, 2007         10,000        0.1300


                              Page 21 of 22 pages

  TRADE DATE        QUANTITY        PRICE
  ----------        --------        -----

                     10,000        0.1300
                     10,000        0.1300
                     10,000        0.1300
June 12, 2007        10,000        0.1300
                     10,000        0.1300


                              Page 22 of 22 pages